UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 21, 2020

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated May 21, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 21, 2020	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

TEEKAY CORPORATION REPORTS
FIRST QUARTER 2020 RESULTS
Highlights

•
GAAP net loss attributable to shareholders of Teekay of $49.8 million, or $0.49 per share, and adjusted net income attributable to shareholders of Teekay(1) of $25.3 million, or $0.25 per share, in the first quarter of 2020 (excluding $44.9 million of income relating to the Foinaven transaction and other items listed in Appendix A to this release).

•	Total adjusted EBITDA(1) of $342.2 million in the first quarter of 2020.

•
Teekay Parent secured a new bareboat charter contract for the Foinaven FPSO, which included a $67 million upfront payment received in April 2020; and also eliminated its Teekay LNG incentive distribution rights (IDRs) in exchange for 10.75 million Teekay LNG common units.

•
Teekay LNG reported record-high adjusted net income in the first quarter of 2020; increased its quarterly cash distributions by 32 percent paid in May 2020; and rechartered three of its 52 percent-owned LNG carriers, resulting in its LNG fleet now 100 percent chartered on fixed-rate contracts for the remainder of 2020 and 94 percent is fixed for 2021.

•
Teekay Tankers reported highest adjusted net income in more than 10 years in the first quarter of 2020 and entered into nine six-month to two-year time charter-out contracts for six Suezmaxes and three Aframax-sized vessels at attractive rates to a total of 13 time charter-out contracts since October 2019, securing $170 million of fixed forward revenues.

Vancouver, Canada, May 21, 2020 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the first quarter ended March 31, 2020. These results include the Company’s two publicly-listed consolidated subsidiaries, Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) (collectively, the Daughter Entities), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the first quarter 2020 earnings releases of Teekay LNG and Teekay Tankers, which are available on Teekay's website at www.teekay.com, for additional information on their respective results.

Financial Summary

	Three Months Ended
	March 31,	December 31,	March 31,
(in thousands of U.S. dollars, except per share amounts)	2020	2019 (2)	2019 (2)
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	574,054	570,285	486,873
Income from vessel operations	128,896	178,736	84,232
Equity income (loss)	2,313	31,900	(61,653)
Net (loss) income attributable to
shareholders of Teekay	(49,805)	11,343	(84,257)
(Loss) income per share attributable to
shareholders of Teekay	(0.49)	0.11	(0.84)
NON-GAAP FINANCIAL COMPARISON
Total adjusted revenues (1)	681,353	664,519	600,903
Total adjusted EBITDA (1)(3)	342,198	325,465	236,960
Adjusted net income (loss) attributable
to shareholders of Teekay (1)	25,259	31,282	(12,955)
Adjusted net income (loss) per share
attributable to shareholders of Teekay (1)	0.25	0.31	(0.13)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent adjusted EBITDA (1)	5,139	13,822	(1,802)
Total Teekay Parent free cash flow (1)	52,689	4,943	(13,763)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
Comparative balances relating to the three months ended December 31, 2019 and March 31, 2019 have been updated to reflect results as presented in the Company’s Annual Report on Form 20-F and Report on Form 6-K for the year ended December 31, 2019 and three months ended March 31, 2020, respectively.

(3)
Total Adjusted EBITDA in the quarter ended March 31, 2019 included $22.3 million related to the Company's ownership interest in Altera Infrastructure L.P. (Altera), which was sold in the second quarter of 2019.

CEO Commentary

“The first quarter of 2020 marked the second consecutive quarterly adjusted profit for Teekay, as we recorded consolidated adjusted net income of $25.3 million, or $0.25 per share, and saw our total adjusted EBITDA increase by approximately $128 million, or 59 percent, from the same period of the prior year(1)” commented Kenneth Hvid, Teekay’s President and CEO. “Looking ahead to the second quarter of 2020, we are expecting another strong quarter supported by our stable LNG cash flows and the firm tanker rates we have already secured in the second quarter of 2020.”

Mr. Hvid continued, “Our strong results for the first quarter of 2020 can be attributed to higher earnings in each of our businesses. Teekay Tankers experienced significantly stronger spot tanker rates, reaching its highest level in more than 10 years, which continued into the second quarter, while Teekay LNG had robust earnings from a complete quarter contribution from its fully delivered LNG fleet, which is now 100 percent fixed through 2020, and our directly-owned FPSO units performed better, primarily due to a new bareboat contract structure for the Foinaven FPSO secured in March 2020.”

"While COVID-19 is having an unprecedented impact on the world and is clearly a major focus for us throughout the Teekay Group, we are fortunate to be in a position where our operating results have increased to-date in 2020 and we have had minimal impacts on our operations due to the pandemic,” commented Mr. Hvid. “We are truly proud of how our seafarers and onshore colleagues have responded to COVID-19, implementing new standards which focus on the health and well-being of everyone involved in our organization, especially our colleagues at sea, while maintaining consistently safe and efficient operations of our assets for our customers."

“Moving forward, we continue to execute on our strategic priorities across the Teekay Group,” commented Mr. Hvid. “At Teekay Parent, we delevered our balance sheet with the $67 million in proceeds received in April 2020 as part of the Foinaven FPSO unit’s new contract that effectively covers the remaining life of the unit, and eliminates our exposure to the previous loss-making contract; and we simplified our structure and fully aligned our interests with those of Teekay LNG's other common unitholders through the elimination of our Teekay LNG Incentive Distribution Rights in exchange for 10.75 million newly-issued Teekay LNG common units."

Mr. Hvid continued, “In the first quarter of 2020, our consolidated pro forma net debt(2) declined by over $580 million as a result of our strong operating cash flows, proceeds from asset sales and the new Foinaven contract. With our balance sheets continuing to strengthen, total pro forma liquidity(2) of over $900 million for the Teekay Group as at March 31, 2020, extensive contracted revenue from Teekay LNG and higher contracted revenue and strong rates to date at Teekay Tankers, and with no committed growth capital expenditures or significant upcoming debt maturities, we believe that the Teekay Group is financially well-positioned for both any potential market volatility in the near-term and the longer-term future of marine energy transportation.”

(1)	Excluding the $22.3 million contribution during the first quarter of 2019 related to our equity interest in Altera (Teekay Offshore), which was sold in May 2019.

(2)
Pro forma for the $67 million upfront cash payment received in April 2020 related to the new Foinaven FPSO contract and $14 million of proceeds related to the closing of Teekay Tankers' sale of a portion of its ship-to-ship transfer business.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the quarter ended March 31, 2020 increased compared to the same period of the prior year, primarily due to: higher average spot tanker rates earned by Teekay Tankers in the first quarter of 2020; higher earnings in Teekay LNG due to the delivery and contract commencement of several newbuildings during the past year, commencement of the terminal use payments in January 2020 to Teekay LNG's 30 percent-owned joint venture with National Oil & Gas Authority, Gulf Investment Corporation and Samsung C&T (the Bahrain LNG Joint Venture), as well as higher revenues earned from certain existing LNG carriers and multi-gas vessels; and lower general and administrative expenses incurred in the first quarter of 2020.

In addition, consolidated GAAP net income was positively impacted in the three months ended March 31, 2020, compared to the same quarter of the prior year, by various items, including a $44.9 million gain realized upon the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement, and a $64.9 million loss that was recognized in the first quarter of 2019 on the Company's equity-accounted investment in Altera. These increases were partially offset by write-downs of six multi-gas carriers in Teekay LNG and two FPSO units in the first quarter of 2020 totaling $91.5 million, as well as higher unrealized losses on non-designated derivative instruments.

Total adjusted EBITDA(1) in the first quarter of 2019 included $22.3 million related to Teekay Parent's ownership interest in Altera, which was sold in the second quarter of 2019.

Teekay Parent

Total Teekay Parent Free Cash Flow(1) was $52.7 million during the first quarter of 2020, compared to negative $13.8 million for the same period of the prior year, primarily due to: higher contribution from the Foinaven FPSO unit due to the upfront receipt of lease payment totaling $56.1 million upon entering into the new contract structure in March 2020; lower net interest expense(1) as a result of the repurchase of unsecured bonds over the past year and the bond refinancing completed in May 2019; higher contribution from the Hummingbird FPSO unit due to higher revenues and lower operating costs; lower corporate general and administrative expenses incurred in the first quarter of 2020; and a 32 percent increase in Teekay LNG’s quarterly cash distributions, commencing with the distribution relating to the first quarter of 2020. Please refer to Appendix D of this release for additional information about Teekay Parent's Free Cash Flow(1).
In addition, GAAP net income was positively impacted in the three months ended March 31, 2020, compared to GAAP net loss for the same quarter of the prior year, by various items, including the $64.9 million loss that was recognized in the first quarter of 2019 on Teekay Parent's equity-accounted investment in Altera, offset by $46.5 million in write-downs of two FPSO units in the first quarter of 2020.

(1)
This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s net (loss) income, adjusted net income and total adjusted EBITDA(1) for the three months ended March 31, 2020, compared to the same quarter of the prior year, were positively impacted by: earnings from the six liquefied natural gas (LNG) carrier newbuildings which delivered into Teekay LNG's consolidated fleet and equity-accounted joint ventures between January and December 2019; commencement of the terminal use payments in January 2020 to Teekay LNG's Bahrain LNG Joint Venture; higher earnings from Teekay LNG's 52 percent-owned joint venture with Marubeni Corporation (the MALT Joint Venture) as a result of the charter contracts for two joint venture LNG vessels that were secured at higher rates in June and July 2019; and higher earnings from Teekay LNG's 50 percent-owned joint venture with Exmar NV (the Exmar LPG Joint Venture) from higher LPG charter rates earned.

These increases were partially offset by a reduction in earnings upon the sales of two LNG carriers and two conventional tankers between January 2019 and January 2020 and lower earnings from the Magellan Spirit upon its redeployment in May 2019, which is currently chartered-in from the MALT Joint Venture.

In addition, GAAP net (loss) income attributable to the partners and preferred unitholders was negatively impacted in the three months ended March 31, 2020, compared to the same quarter of the prior year, primarily due to a $45 million write-down of six multi-gas carriers in the first quarter of 2020.

Please refer to Teekay LNG's first quarter 2020 earnings release for additional information on the financial results for this entity.

Teekay Tankers

Teekay Tankers' net income, adjusted net income(1), and total adjusted EBITDA(1) for the three months ended March 31, 2020 significantly increased compared to the same period of the prior year, primarily due to higher average spot tanker rates earned in the first quarter of 2020.

Teekay Tankers has so far secured spot tanker rates for its Suezmax and Aframax-sized vessels of $52,100 per day and $33,600 per day based on 69 percent and 62 percent of the available spot revenue days fixed to-date in the second quarter of 2020, respectively, compared to $49,100 per day and $34,400 per day in the first quarter of 2020, respectively.

Please refer to Teekay Tankers' first quarter 2020 earnings release for additional information on the financial results for this entity.

(1)
This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary of Recent Events
Teekay Parent

In May 2020, Teekay Parent and Teekay LNG completed the elimination of Teekay LNG's IDRs in exchange for the issuance to Teekay Parent of 10.75 million newly-issued Teekay LNG common units. Following the completion of this transaction on May 11, 2020, Teekay Parent now beneficially owns approximately 36 million of the Partnership's common units and remains the sole owner of the general partner of Teekay LNG, which together represents an economic interest of approximately 42 percent in Teekay LNG.

In March 2020, Teekay Parent entered into a new bareboat charter contract with the Foinaven field operator (Britoil Limited, a subsidiary of BP p.l.c.) for the Foinaven FPSO unit for up to ten years (the Contract).  Under the terms of the Contract, Teekay Parent is entitled to an upfront payment of approximately $67 million in cash, which was received in April 2020, and will receive a nominal per day rate over the life of the Contract, and a lump sum payment at the end of the Contract period, which is expected to cover the costs of recycling the FPSO unit in accordance with the EU Ship Recycling Regulations. As part of the transaction, Altera entered into agreements with the Foinaven field operator directly to provide operations and shuttle tanker services for the Foinaven FPSO.
Teekay LNG

In May 2020, the MALT Joint Venture chartered the Marib Spirit LNG carrier to an international trading company for a period of six months, which is expected to commence in mid-June 2020.

In April 2020, the MALT Joint Venture secured new charters for the Arwa Spirit and the Methane Spirit LNG carriers for periods of 12 and eight months, respectively. The new charters are expected to commence upon completion and in direct continuation of their existing charters in May and July 2020, respectively.

In April 2020, Teekay LNG successfully refinanced its existing $225 million unsecured revolving credit facility, which was scheduled to mature in November 2020, with a new two-year facility of the same amount and pricing consistent with the previous facility of LIBOR plus a margin of 140 basis points.

In December 2018, the Board of Directors of Teekay LNG's general partner approved a $100 million common unit repurchase program. Since that time, Teekay LNG has repurchased a total of 3.63 million common units, or approximately 4.6 percent of the outstanding common units immediately prior to commencement of the program, for a total cost of $44.2 million, representing an average repurchase price of $12.16 per unit.

Teekay Tankers

Since the beginning of the year, Teekay Tankers has entered into time charter-out contracts for five Suezmax tankers, each for a duration of one year at an average rate of $45,600 per day, one Suezmax time charter-out contract for six months at $52,500 per day, and three time charter-out contracts for Aframax-sized vessels for one to two years at an average rate of $26,750 per day.
In late-April 2020, Teekay Tankers closed its previously announced sale of a portion of its oil and gas ship-to-ship transfer support business, which also provides gas terminal management and gas consulting services, for approximately $27 million, of which $14.3 million has been received with the remaining amount due in the third quarter of 2020. Teekay Tankers retained its entire Full Service Lightering business that operates in the U.S. Gulf, which provides ship-to-ship oil transfers for both U.S. crude imports and exports. In addition, Teekay Tankers will continue to operate oil ship-to-ship transfer support services in North America and the Caribbean, a business that has synergies with its core Full Service Lightering business.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Liquidity
As at March 31, 2020, Teekay Parent had total liquidity of approximately $87.1 million (consisting of $48.4 million of cash and cash equivalents and $38.7 million undrawn on a revolving credit facility). Giving pro forma effect for the $67 million upfront payment received in early April 2020 relating to the new Foinaven FPSO bareboat charter contract, Teekay Parent's total liquidity would have been approximately $154 million as of March 31, 2020.
On a consolidated basis, Teekay had consolidated total liquidity of approximately $827.9 million (consisting of $566.4 million of cash and cash equivalents, including cash held for sale, and $261.5 million of undrawn capacity from its revolving credit facilities). Giving pro forma effect for the $67 million upfront payment received in early April 2020 relating to the new Foinaven FPSO bareboat charter contract and the $14 million of proceeds from Teekay Tankers' sale of a portion of its ship-to-ship transfer business that closed in April 2020, Teekay's consolidated total liquidity would have been approximately $910 million as of March 31, 2020.
Conference Call
The Company plans to host a conference call on Thursday, May 21, 2020 at 11:00 a.m. (ET) to discuss its results for the first quarter of 2020. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

• By dialing (888) 254-3590 or (647) 794-4605, if outside North America, and quoting conference ID code 9177823.

• By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter 2020 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay
Teekay is a leading provider of international crude oil and gas marine transportation services and also provides offshore production. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), one of the world’s largest independent owners and operators of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $10 billion, comprised of approximately 140 liquefied gas, offshore, and conventional tanker assets. With offices in 10 countries and approximately 5,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income (Loss) Attributable to Shareholders of Teekay, Teekay Parent Free Cash Flow, Total Adjusted Revenues, Net Interest Expense, Adjusted Equity Income and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Total Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, foreign exchange gain (loss), items included in other (loss) income, write-down and loss on sale, gain on commencement of sales-type lease, equipment and other operating assets, amortization of in-process revenue contracts, adjustments for direct financing and sales-type leases to a cash basis, unrealized credit loss adjustments, unrealized (losses) gains on derivative instruments, realized losses on interest rate swaps, realized losses on interest rate swap amendments and terminations, write-downs related to equity-accounted investments, and our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting.
Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Ventures. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity (loss) income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Total Adjusted Revenues represents the Company's revenues from its consolidated vessels, as shown in the Company's Consolidated Statements of Income (Loss), and its proportionate ownership percentage of the revenues from its equity-accounted joint ventures, as shown in Appendix E of this release, less the Company's proportionate share of revenues earned directly from its equity-accounted joint ventures. Please refer to Appendix E of this release for a reconciliation of this non-GAAP financial measure to revenues and equity income, the most directly comparable GAAP measure reflected in the Company's consolidated financial statements. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners.
Adjusted Net Income (Loss) Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), and refer to footnote (3) of the statements of income (loss) for a reconciliation of adjusted equity income to equity income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Parent Financial Measures
Teekay Parent Adjusted EBITDA represents the sum of (a) distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers) and its equity-accounted investment in Altera prior to it being sold in May 2019, net of Teekay Parent’s corporate general and administrative expenditures for the given quarter and (b) Adjusted EBITDA attributed to Teekay Parent’s directly-owned and chartered-in assets.
Teekay Parent Free Cash Flow represents Teekay Parent Adjusted EBITDA, plus upfront cash receivable in respect of a sales-type lease, less Teekay Parent’s net interest expense for the given quarter. Net Interest Expense includes interest expense (excluding the amortization of prepaid loan costs), interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019 (1)	2019 (1)
	(unaudited)	(unaudited)	(unaudited)

Revenues	574,054	570,285	486,873

Voyage expenses	(121,564)	(113,655)	(108,783)
Vessel operating expenses	(153,293)	(165,216)	(156,992)
Time-charter hire expense	(27,056)	(31,174)	(29,838)
Depreciation and amortization	(72,917)	(71,083)	(72,107)
General and administrative expenses	(18,277)	(17,588)	(22,972)
Write-down and loss on sale (2)	(94,606)	(5,546)	(3,328)
Gain on commencement of sales-type lease (3)	44,943	14,349	—
Restructuring charges (4)	(2,388)	(1,636)	(8,621)
Income from vessel operations	128,896	178,736	84,232

Interest expense	(62,520)	(67,476)	(73,671)
Interest income	2,803	1,397	2,689
Realized and unrealized (loss) gain on
non-designated derivative instruments (5)	(21,663)	4,592	(5,423)
Equity income (loss) (6)	2,313	31,900	(61,653)
Income tax expense (7)	(3,792)	(13,951)	(5,036)
Foreign exchange gain (loss)	6,646	(10,721)	(2,630)
Other (loss) income – net	(681)	(1,980)	28
Net income (loss)	52,002	122,497	(61,464)
Net income attributable to
non-controlling interests	(101,807)	(111,154)	(22,793)
Net (loss) income attributable to the shareholders
of Teekay Corporation	(49,805)	11,343	(84,257)
(Loss) earnings per common share of Teekay Corporation
- Basic	$(0.49)	$0.11	$(0.84)
- Diluted	$(0.49)	$0.11	$(0.84)
Weighted-average number of common
shares outstanding
- Basic	100,887,551	100,784,425	100,520,421
- Diluted	100,887,551	101,425,574	100,520,421

(1)
Comparative balances relating to the three months ended December 31, 2019 and March 31, 2019 have been updated to reflect results as presented in the Company’s Annual Report on Form 20-F and Report on Form 6-K for the year ended December 31, 2019 and three months ended March 31, 2020, respectively.

(2)	Write-down and loss on sale for the three months ended March 31, 2020 includes write-downs of six multi-gas carriers totaling $45.0 million and write-downs of two FPSO units totaling $46.5 million.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(3)
Gain on commencement of sales-type lease for the three months ended March 31, 2020 includes a $44.9 million gain relating to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement. Gain on commencement of sales-type lease for the three months ended December 31, 2019 includes a $14.3 million gain upon derecognition of the vessels and reclassification as sales-type leases as a result of Awilco fulfilling its obligation to repurchase from Teekay LNG the WilPride and WilForce LNG carriers.

(4)
Restructuring charges for the three months ended March 31, 2019 included approximately $6.5 million related to severance costs resulting from the termination of certain management services contracts in Teekay Parent, which were fully recovered from the customer and such recovery is included in Revenues. The remaining amount related to severance costs associated with the sale and termination of the charter contract of the Toledo Spirit Suezmax tanker in Teekay LNG.

(5)
Realized and unrealized (losses) gains related to derivative instruments that are not designated in qualifying hedging relationships for accounting purposes are included as a separate line item in the consolidated statements of income (loss). The realized losses relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to
Interest rate swap agreements	(2,677)	(2,576)	(1,688)
Foreign currency forward contracts	(241)	(147)	—
Forward freight agreements	(49)	1,097	(13)
	(2,967)	(1,626)	(1,701)
Unrealized (losses) gains relating to
Interest rate swap agreements	(18,812)	6,961	(6,021)
Foreign currency forward contracts	202	336	—
Stock purchase warrants	—	—	2,316
Forward freight agreements	(86)	(1,079)	(17)
	(18,696)	6,218	(3,722)
Total realized and unrealized (losses) gains on derivative instruments	(21,663)	4,592	(5,423)

(6)
The Company’s proportionate share of items within equity income (loss) as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income (loss) as reflected in the consolidated statements of income (loss), the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
	(unaudited)	(unaudited)	(unaudited)
Equity income (loss)	2,313	31,900	(61,653)
Proportionate share of unrealized losses (gains)
on derivative instruments	22,204	(6,271)	8,765
Write-down of investment in Altera(i)	—	—	64,900
Other (ii)	8,441	1,436	—
Equity income adjusted for items in Appendix A	32,958	27,065	12,012

(i)
During the three months ended March 31, 2019, the Company recognized a write-down of $64.9 million on its equity-accounted investment in Altera related to the sale of its investment in Altera to Brookfield Business Partners L.P. (or Brookfield), which occurred in May 2019.

(ii)
Other for the three months ended March 31, 2020 includes credit loss provision adjustments to the Company's financial instruments upon adoption of ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments.

(7)	Income tax expense for the three months ended December 31, 2019 includes adjustments to freight tax accruals.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at March 31,	As at December 31,	As at March 31,
	2020	2019 (1)	2019
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent (2)	48,366	104,196	213,090
Cash and cash equivalents - Teekay LNG	312,710	160,221	122,589
Cash and cash equivalents - Teekay Tankers	203,325	88,824	75,045
Assets held for sale	50,818	65,458	—
Accounts receivable and other current assets	359,705	393,406	413,297
Restricted cash - Teekay Parent	3,569	2,048	2,040
Restricted cash - Teekay LNG	113,528	93,070	78,015
Restricted cash - Teekay Tankers	6,755	6,508	5,524
Vessels and equipment - Teekay Parent	18,791	95,984	292,653
Vessels and equipment - Teekay LNG	2,959,067	3,027,342	3,403,379
Vessels and equipment - Teekay Tankers	1,676,213	1,750,166	1,864,425
Operating lease right-of-use assets	91,624	159,638	173,945
Net investment in direct financing and sales-type leases	625,541	818,809	571,796
Investments in and loans to equity-accounted investments	1,083,741	1,173,728	1,106,572
Other non-current assets	130,051	133,466	159,115
Total Assets	7,683,804	8,072,864	8,481,485
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	427,640	430,497	346,241
Liabilities associated with assets held for sale	2,535	2,980	—
Short-term debt	55,000	50,000	25,000
Current portion of long-term debt - Teekay Parent	60,000	86,674	255,458
Current portion of long-term debt - Teekay LNG	398,839	463,047	201,362
Current portion of long-term debt - Teekay Tankers	55,685	68,930	121,842
Long-term debt - Teekay Parent	351,594	349,403	349,637
Long-term debt - Teekay LNG	2,679,835	2,779,253	3,121,709
Long-term debt - Teekay Tankers	829,671	905,537	939,222
Operating lease liabilities	83,456	148,602	161,479
Other long-term liabilities	252,885	216,348	203,445
Equity:
Non-controlling interests	2,085,617	2,089,730	2,040,496
Shareholders of Teekay	401,047	481,863	715,594
Total Liabilities and Equity	7,683,804	8,072,864	8,481,485

Net debt - Teekay Parent (3)	359,659	329,833	389,965
Net debt - Teekay LNG (3)	2,652,436	2,989,009	3,122,467
Net debt - Teekay Tankers (3)	730,276	929,135	1,005,495

(1)	Comparative balances relating to the three months ended December 31, 2019 have been updated to reflect results as presented in the Company’s Annual Report for the year ended December 31, 2019.

(2)
During the three months ended March 31, 2020, Teekay Parent cash decreased as a result of the repayment of the remaining 8.5% senior unsecured notes at maturity, interest payments for the 9.25% senior secured notes and negative operating cash flows.

(3)
Net debt is a non-GAAP financial measure and represents short-term debt, current portion of long-term debt and long-term debt, less cash and cash equivalents, and, if applicable, restricted cash. Proforma for the $67 million upfront payment received in early April 2020 relating to the new Foinaven FPSO bareboat charter contract, Teekay Parent's net debt would have been $292.7 million as of March 31, 2020.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2020	2019
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	52,002	(61,464)
Non-cash and non-operating items:
Depreciation and amortization	72,917	72,107
Unrealized loss on derivative instruments	68,236	5,642
Write-down and loss on sale	94,606	3,328
Gain on commencement of sales-type lease	(44,943)	—
Equity income, net of dividends received	4,187	68,661
Foreign currency exchange (gain) loss and other	(51,294)	12,272
Direct financing lease payments received	264,072	3,025
Change in operating assets and liabilities	(18,525)	16,295
Expenditures for dry docking	(2,299)	(14,712)
Net operating cash flow	438,959	105,154

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	870,639	138,082
Prepayments of long-term debt	(1,002,414)	(176,581)
Scheduled repayments of long-term debt	(70,225)	(54,877)
Proceeds from short-term debt	135,000	—
Prepayment of short-term debt	(130,000)	—
Proceeds from financing related to sales-leaseback of vessels	—	158,680
Repayments of obligations related to finance leases	(23,488)	(23,199)
Repurchase of Teekay LNG common units	(15,635)	(9,497)
Distributions paid from subsidiaries to non-controlling interests	(16,353)	(13,892)
Cash dividends paid	—	(5,523)
Other financing activities	—	(24)
Net financing cash flow	(252,476)	13,169

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(8,685)	(124,540)
Proceeds from sale of vessels and equipment	60,915	—
Loan repayment by joint venture	2,000	—
Investment in equity-accounted investments	—	(2,864)
Other investing activities	(6,430)	(255)
Net investing cash flow	47,800	(127,659)

Increase (decrease) in cash, cash equivalents and restricted cash	234,283	(9,336)
Cash, cash equivalents and restricted cash, beginning of the period	456,325	505,639
Cash, cash equivalents and restricted cash, end of the period	690,608	496,303

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31,		December 31,		March 31,
	2020		2019		2019
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income (loss) – GAAP basis	52,002		122,497		(61,464)
Adjust for: Net income attributable to
non-controlling interests	(101,807)		(111,154)		(22,793)
Net (loss) income attributable to
shareholders of Teekay	(49,805)	(0.49)	11,343	0.11	(84,257)	(0.84)
Add (subtract) specific items affecting net loss
Unrealized losses (gains) from derivative
instruments (2)	40,900	0.41	(12,488)	(0.12)	12,488	0.12
Foreign exchange (gains) losses (3)	(8,463)	(0.08)	9,612	0.10	1,196	0.01
Write-down and loss on sale (4)	94,606	0.94	5,546	0.05	68,228	0.68
Gain on commencement of sales-type lease (5)	(44,943)	(0.45)	(14,349)	(0.14)	—	—
Restructuring charges, net of recoveries	1,188	0.01	(612)	(0.01)	2,158	0.02
Other (6)	8,230	0.08	18,710	0.19	1,998	0.02
Non-controlling interests’ share of items above (7)	(16,454)	(0.16)	13,520	0.13	(14,766)	(0.15)
Total adjustments	75,064	0.75	19,939	0.20	71,302	0.71
Adjusted net income (loss) attributable to
shareholders of Teekay	25,259	0.25	31,282	0.31	(12,955)	(0.13)

(1)	Basic per share amounts.

(2)
Reflects unrealized losses (gains) relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those losses (gains) included in the Company's proportionate share of equity income (loss) from joint ventures.

(3)
Foreign currency exchange (gains) losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Write-down and loss on sale includes vessel impairment charges and losses on sales of vessels.

(5)
Gain on commencement of sales-type lease for the three months ended March 31, 2020 includes the gain on commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement. Gain on commencement of sales-type lease for the three months ended December 31, 2019 includes a gain upon derecognition of the vessels and reclassification as sales-type leases as a result of Awilco fulfilling its obligation to repurchase from Teekay LNG the WilPride and WilForce LNG carriers.

(6)
Other for the three months ended March 31, 2020 includes credit loss provision adjustments to the Company's financial instruments upon adoption of ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. Other for the three months ended December 31, 2019 includes adjustments to freight tax accruals for periods prior to 2019, and the impact of the Awilco charter contracts being reclassified from operating leases to sales-type leases. Other for the three months ended March 31, 2019 includes the loan extinguishment costs related to Teekay LNG's refinancing of one of its debt facilities.

(7)
Items affecting net income (loss) include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of (Loss) Income for the Three Months Ended March 31, 2020
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	139,887	341,900	92,267	—	574,054

Voyage expenses	(2,317)	(119,241)	(6)	—	(121,564)
Vessel operating expenses	(26,104)	(50,649)	(76,540)	—	(153,293)
Time-charter hire expense	(5,922)	(9,879)	(11,255)	—	(27,056)
Depreciation and amortization	(32,639)	(29,632)	(10,646)	—	(72,917)
General and administrative expenses	(6,167)	(9,286)	(2,824)	—	(18,277)
Write-down and loss on sale	(45,000)	(3,087)	(46,519)	—	(94,606)
Gain on commencement of sales-type lease	—	—	44,943	—	44,943
Restructuring charges	—		(2,388)	—	(2,388)

Income (loss) from vessel operations	21,738	120,126	(12,968)	—	128,896

Interest expense	(36,704)	(15,135)	(10,740)	59	(62,520)
Interest income	2,370	256	236	(59)	2,803
Realized and unrealized loss on
non-designated derivative instruments	(20,471)	(827)	(365)	—	(21,663)
Equity income	373	1,940	—	—	2,313
Equity in earnings of subsidiaries (2)	—	—	(25,796)	25,796	—
Income tax expense	(2,512)	(664)	(616)	—	(3,792)
Foreign exchange gain	4,739	1,135	772	—	6,646
Other (loss) income – net	(361)	8	(328)	—	(681)
Net (loss) income	(30,828)	106,839	(49,805)	25,796	52,002
Net income attributable to
non-controlling interests (3)	(2,166)	—	—	(99,641)	(101,807)
Net (loss) income attributable to shareholders/
unitholders of publicly-listed entities	(32,994)	106,839	(49,805)	(73,845)	(49,805)

(1)	Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended March 31, 2020
(in thousands of U.S. dollars)
(unaudited)

				Teekay
			Corporate	Parent
	FPSOs	Other(1)	G&A	Total

Revenues	45,933	46,334	—	92,267

Voyage expenses	(6)	—	—	(6)
Vessel operating expenses	(36,270)	(40,270)	—	(76,540)
Time-charter hire expense	(7,950)	(3,305)	—	(11,255)
Depreciation and amortization	(10,646)	—	—	(10,646)
General and administrative expenses	(699)	—	(2,125)	(2,824)
Write-down of vessels (2)	(46,519)	—	—	(46,519)
Gain on commencement of sales-type lease (3)	44,943	—	—	44,943
Restructuring charges	(1,054)	(1,334)	—	(2,388)
(Loss) income from vessel operations	(12,268)	1,425	(2,125)	(12,968)

Depreciation and amortization	10,646	—	—	10,646
Amortization of in-process revenue				—
contracts and other	(1,402)	596		(806)
Write-down of vessels (2)	46,519	—	—	46,519
Gain on commencement of sales-type lease (3)	(44,943)	—	—	(44,943)
Daughter Entities distributions (4)	—	—	6,691	6,691
Teekay Parent adjusted EBITDA	(1,448)	2,021	4,566	5,139

(1)	Includes the results of one chartered-in FSO unit owned by Altera, which is largely on a flow-through basis with Teekay Parent earning a small margin.

(2)
Write-down of vessels for the three months ended March 31, 2020 relates to write-downs relating to two FPSO units. The oil production under the existing contract for the Petrojarl Banff FPSO unit is expected to cease in mid-2020, at which time Teekay Parent expects to incur decommissioning/asset retirement costs. Accordingly, the capitalized asset retirement obligation for the Petrojarl Banff FPSO unit was increased based on recent changes to cost estimates and the carrying value of the unit was then written down to its estimated residual value. Teekay Parent revised its expected cash flows from the Hummingbird FPSO unit based on the recent changes in oil prices and the offshore market, and recent discussions with potential buyers of the unit. This led to the write-down of the unit to its estimated fair value using a discounted cash flow approach.

(3)
Gain on commencement of sales-type lease for the three months ended March 31, 2020 relates to the gain realized upon the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement.

(4)
In addition to the adjusted EBITDA generated by its directly owned and chartered-in assets, Teekay Parent also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay LNG. For the three months ended March 31, 2020, Teekay Parent received cash distributions of $6.7 million from Teekay LNG, including those made with respect to its general partner interests in Teekay LNG. Distributions received for a given quarter consist of the amount of distributions relating to such quarter but received by Teekay Parent in the following quarter. Please refer to Appendix D of this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
	(unaudited)	(unaudited)	(unaudited)
Daughter Entities distributions to Teekay Parent (1)
Teekay LNG
Limited Partner interests (2)	6,302	4,790	4,790
GP interests	389	300	305
Total Daughter Entity Distributions to Teekay Parent	6,691	5,090	5,095

FPSOs (5)	(1,448)	9,363	(3,112)
Other and corporate general and administrative expenses
Other	2,021	2,498	699
Corporate general and administrative expenses	(2,125)	(3,129)	(4,484)
TEEKAY PARENT ADJUSTED EBITDA (3)	5,139	13,822	(1,802)

Net interest expense (4)	(8,577)	(8,879)	(11,961)
Upfront lease payment received in excess of revenue recognized (5)	56,127	—	—
TOTAL TEEKAY PARENT FREE CASH FLOW	52,689	4,943	(13,763)

Weighted-average number of common shares - Basic	100,887,551	100,784,425	100,520,421

(1)	Daughter Entities dividends and distributions for a given quarter consist of the amount of dividends and distributions relating to such quarter but received by Teekay Parent in the following quarter.

(2)	Common unit distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for its publicly-traded subsidiary Teekay LNG for the periods as follows:

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.25	$0.19	$0.19
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274
Total distribution	$6,302,069	$4,789,572	$4,789,572

(3)	Please refer to Appendices C and E for additional financial information on Teekay Parent’s adjusted EBITDA.

(4)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

(5)
Upfront lease payment relates to cash received in early April 2020 in excess of revenue recognized in the three months ended March 31, 2020, as a result of a new bareboat charter agreement relating to the Foinaven FPSO unit. Please refer to Summary Consolidated Statements of Income (Loss) for additional information.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019 (1)	2019
	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	52,002	122,497	(61,464)
Depreciation and amortization	72,917	71,083	72,107
Interest expense, net of interest income	59,717	66,079	70,982
Income tax expense	3,792	13,951	5,036
EBITDA	188,428	273,610	86,661
Specific income statement items affecting EBITDA:
Write-down and loss on sale	94,606	5,546	3,328
Gain on commencement of sales-type lease	(44,943)	(14,349)	—
Direct finance lease payments received in excess of revenue recognized	3,769	10,310	3,218
Amortization of in-process contracts and other	(806)	(881)	(1,115)
Realized and unrealized loss (gain) on derivative instruments	21,663	(4,592)	5,423
Realized (gain) loss from the settlements of non-designated derivative instruments	(49)	1,097	—
Equity (income) loss	(2,313)	(31,900)	61,653
Foreign currency exchange (gain) loss	(6,646)	10,721	2,630
Other (income) expense - net	681	1,980	(28)
Consolidated Adjusted EBITDA	254,390	251,542	161,770
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	87,808	73,923	75,190
Total Adjusted EBITDA	342,198	325,465	236,960

(1)	Comparative balances relating to the three months ended December 31, 2019 have been updated to reflect results as presented in the Company’s Annual Report for the year ended December 31, 2019.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2020		December 31, 2019		March 31, 2019
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)	100%	Portion(1)
Revenues	260,488	113,054	223,716	100,267	494,729	119,506
Vessel and other operating expenses	(74,396)	(33,336)	(73,139)	(32,600)	(219,099)	(48,349)
Depreciation and amortization	(26,564)	(13,441)	(29,609)	(14,392)	(112,611)	(25,918)
Income from vessel operations of equity-accounted vessels	159,528	66,277	120,968	53,275	163,019	45,239

Net interest expense	(76,359)	(30,644)	(62,291)	(25,821)	(105,894)	(28,856)
Income tax expense	(598)	(299)	(200)	(107)	(5,176)	(1,388)
Other items including realized and
unrealized (loss) gain on derivative
instruments (2)	(102,926)	(33,021)	12,823	4,553	(60,877)	(11,748)
Write-down and loss on sale of
equity-accounted investments (3)		—		—		(64,900)
Net (loss) income / equity income (loss) of equity-accounted vessels	(20,355)	2,313	71,300	31,900	(8,928)	(61,653)

Net (loss) income / equity income (loss)
of equity-accounted vessels	(20,355)	2,313	71,300	31,900	(8,928)	(61,653)
Depreciation and amortization	26,564	13,441	29,609	14,392	112,611	25,918
Net interest expense	76,359	30,644	62,291	25,821	105,894	28,856
Income tax expense	598	299	200	107	5,176	1,388
EBITDA	83,166	46,697	163,400	72,220	214,753	(5,491)
Specific income statement items affecting EBITDA:
Direct finance lease payments received in excess of revenue recognized	24,976	9,025	19,286	7,212	14,689	5,133
Amortization of in-process contracts and other	(1,718)	(935)	(1,758)	(956)	(1,722)	(936)
Other items including realized and unrealized loss (gain) on derivative instruments (2)	102,927	33,021	(12,823)	(4,553)	60,877	11,749
Realized loss on foreign currency forward contracts	—	—	—	—	(1,175)	(165)
Write-down and loss on sale of equity-accounted investments (3)		—		—		64,900
Adjusted EBITDA from equity-accounted vessels (4)	209,351	87,808	168,105	73,923	287,422	75,190

(1)
For the three months ended March 31, 2020 and December 31, 2019, the Company’s proportionate share of its equity-accounted vessels and other investments ranged from 20% to 52%. For the three months ended March 31, 2019, the Company’s proportionate share of its equity-accounted vessels and other investments ranged from 14% to 52% and included $22.3 million related to the Company's proportionate share of its investment in Altera, which was sold in the second quarter of 2019.

(2)
For the three months ended March 31, 2020, includes unrealized credit losses recorded upon the adoption of ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments.

(3)	For the three months ended March 31, 2019, includes a write-down of the Company's investment in Altera.

(4)	Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity-accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Total Adjusted Revenues
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019 (1)	2019 (1)
	(unaudited)	(unaudited)	(unaudited)
Revenues	574,054	570,285	486,873
Proportionate share of revenues
from equity-accounted joint ventures	113,054	100,267	119,506
Less proportionate share of voyage revenues earned
directly from equity-accounted joint ventures	(5,755)	(6,033)	(5,476)
Total adjusted revenues	681,353	664,519	600,903

(1)
Comparative balances relating to the three months ended December 31, 2019 and March 31, 2019 have been updated to reflect results as presented in the Company’s Annual Report on Form 20-F and Report on Form 6-K for the year ended December 31, 2019 and three months ended March 31, 2020, respectively.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2019
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from vessel operations	4,792	1,861	(3,129)	3,524
Write-down of vessels	2	—	—	2
Depreciation and amortization	6,052	35	—	6,087
Amortization of in-process revenue contracts and other	(1,483)	602	—	(881)
Daughter Entities distributions	—	—	5,090	5,090
Adjusted EBITDA – Teekay Parent	9,363	2,498	1,961	13,822

	Three Months Ended March 31, 2019
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent loss from vessel operations	(12,557)	(185)	(4,484)	(17,226)
Write-down of vessels	3,328	—	—	3,328
Depreciation and amortization	8,036	80	—	8,116
Amortization of in-process revenue contracts and other	(1,919)	804	—	(1,115)
Daughter Entities distributions	—	—	5,095	5,095
Adjusted EBITDA – Teekay Parent	(3,112)	699	611	(1,802)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019 (1)	2019
	(unaudited)	(unaudited)	(unaudited)
Interest expense	(62,520)	(67,476)	(73,671)
Interest income	2,803	1,397	2,689
Interest expense net of interest income consolidated	(59,717)	(66,079)	(70,982)
Less: Non-Teekay Parent interest expense net of interest income	(49,213)	(55,322)	(57,716)
Interest expense net of interest income - Teekay Parent	(10,504)	(10,757)	(13,266)
Teekay Parent non-cash accretion and loan cost amortization	2,215	2,161	1,562
Teekay Parent realized losses on interest rate swaps	(288)	(283)	(257)
Net interest expense - Teekay Parent	(8,577)	(8,879)	(11,961)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934,as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the impact of COVID-19 and related global events on the Company’s business and financial results; results for the second quarter of 2020, including as a result of strong crude spot tanker rates to date; the Company's liquidity and the Teekay Group’s financial positioning for both near-term volatility and the longer-term future of marine energy transportation; the Company’s strategic priorities and anticipated delevering of the Teekay Group’s balance sheets; expected charter commencement dates; and Teekay Tankers’ continued operation of its oil ship-to-ship transfer support services in North America and the Caribbean and the synergies of that business with Teekay Tankers’ core Full Service Lightering business. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: market or counterparty reaction to changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; OPEC+ production and supply levels; oil contango levels; the duration and extent of the COVID-19 pandemic and any resulting effects on the markets in which the Company operates; the impact of the pandemic on the Company’s ability to maintain safe and efficient operations; issues with vessel operations; higher than expected costs and expenses, off-hire days or dry-docking requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the effects of IMO 2020 and IMO 2030; the potential for early termination of long-term contracts of existing vessels; delays in the commencement of charter or other contracts, including potential further delays to the commencement of commercial operations of the regasification terminal in Bahrain; changes in borrowing costs or equity valuations; declaration by Teekay LNG’s board of directors of common unit distributions; available cash to reduce financial leverage at Teekay Parent, Teekay LNG and Teekay Tankers; the impact of geopolitical tensions and changes in global economic conditions; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2019. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com